October 28, 2011
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063723-0101

Via EDGAR System

Mr. Kevin Rupert U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	OCM Mutual Fund (File No. 811-04010)
Annual Report on Form N-CSR
Filed on February 3, 2011

Dear Mr. Rupert:

On behalf of our client, OCM Mutual Fund, a Massachusetts business trust (Investment Company Act File No. 811-04010), which is comprised of one portfolio, the OCM Gold Fund (the “Gold Fund” or the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Kevin Rupert (202-551-6966), with respect to the above-referenced annual report of the Fund (the “Annual Report”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

●
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 28, 2011

Annual Report

2. The Annual Report indicates that the Fund invested in the UMB Money Market Fiduciary and in the SPDR Gold Trust, but the Fund did not report any acquired fund fees and expenses.  Please explain why the Fund reported no acquired fund fees and expenses.

Response:  The Fund notes that the reference to an investment in the UMB Money Market Fiduciary refers to funds held in an interest-bearing custodial account and the reference to an investment in the SPDR Gold Trust refers to funds held in an exchange traded fund that is not registered under the Investment Company Act, neither of which requires the disclosure of acquired fund fees and expenses.

3. The Fund was required to provide a table showing the Fund’s average annual total returns for the 1-, 5-, and 10-year periods (a “performance table”) as of the end of the last day of the Fund’s most recent fiscal year, November 30, 2010.  The Fund included this table, but also included a performance table as of December 31, 2010.  In future filings, please include only the performance as of the most recent fiscal year, or explain why the Fund believes it is permissible to include the performance table as of December 31.

Response:  The Fund includes the calendar year end performance in the shareholder letter to provide shareholders a time period that they can relate to easier.  If the Fund references the calendar year end performance in the shareholder letter, FINRA rules then require the Fund to include a performance table for the calendar year end.  The disclosure item for the performance table is Item 27 of Form N-1A.  The Fund notes that General Instruction C.3.(b) to Form N-1A provides that a “Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.  For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  So, by analogy, the Fund believes the additional disclosure of a performance table for the calendar year end is permissible, assuming it is accurate, because the Fund believes this additional information does not obscure or impeded an investor’s understanding of the Fund’s performance.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	Richard L. Teigen